Exhibit 99.1

Yiren Digital Reports Fourth Quarter and Fiscal Year 2024 Financial Results

BEIJING – March 20, 2025 – Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), an AI-powered platform providing a comprehensive suite of financial and lifestyle services in China, today announced its unaudited financial results for the quarter ended December 31, 2024.

Fourth Quarter 2024 and Fiscal Year 2024 Operational Highlights

Financial Services Business

•	Total loans facilitated in the fourth quarter of 2024 reached RMB15.4 billion (US$2.1 billion), representing an increase of 14.6% from RMB13.4 billion in the third quarter of 2024 and compared to RMB11.6 billion in the same period of 2023.

•	Cumulative number of borrowers served reached 12,350,400 as of December 31, 2024, representing an increase of 6.4% from 11,611,899 as of September 30, 2024, and compared to 9,295,666 as of December 31, 2023.

•	Number of borrowers served in the fourth quarter of 2024 was 1,560,789, representing an increase of 4.2% from 1,498,020 in the third quarter of 2024 and compared to 1,371,501 in the same period of 2023. As we successfully enhance our customer segments, the repeat rate of our high-quality borrowers continues to grow. For the fiscal year of 2024, total number of borrowers served was 4,187,502, compared to 2,891,901 in 2023.

•	Outstanding balance of performing loans facilitated reached RMB24.8 billion (US$3.4 billion) as of December 31, 2024, representing an increase of 8.7% from RMB22.8 billion as of September 30, 2024 and compared to RMB18.3 billion as of December 31, 2023.

Insurance Brokerage Business

•	Cumulative number of insurance clients served reached 1,532,119 as of December 31, 2024, representing an increase of 4.2% from 1,470,738 as of September 30, 2024, and compared to 1,283,102 as of December 31, 2023.

•	Number of insurance clients served in the fourth quarter of 2024 was 83,786, representing an increase of 1.8% from 82,291 in the third quarter of 2024, and compared to 102,556 in the same period of 2023. Total number of insurance clients served was 296,842 in 2024, compared to 358,278 in 2023. The decrease was due to the decline in new sales of our insurance products amid regulatory changes.

•	Gross written premiums in the fourth quarter of 2024 were RMB1,100.3 million (US$150.7 million), representing a decrease of 18.6% from RMB1,351.3 million in the third quarter of 2024 and compared to RMB1,208.7 million in the same period of 2023. The decrease was attributed to the ongoing impact of regulatory changes and tightening measures. Total gross written premiums were RMB4,424.9 million in 2024, compared to RMB4,893.0 million in 2023.

"We closed out the year on a strong note, delivering another solid quarter of results that were in line with our previous guidance." said Mr. Ning Tang, Chairman and Chief Executive Officer.

"2024 marked a milestone for us with several key achievements: First, we upgraded our customer segments in the financial services business, effectively improving asset quality for sustainable growth. Second, we advanced our proprietary AI systems and integrated them across all operations, driving significant improvements in efficiency and user experience. Third, our international business met its phased objectives and achieved profitability, driven by our successful expansion in the Philippines. These successes set the foundation for our long-term, high-quality growth in the coming year."

"The year 2024 has been a strong one, with solid financial performance, as full-year revenue grew by 19%," Mr. Yuning Feng, Chief Financial Officer commented. "On the balance sheet side, as of the end of 2024, our cash and cash equivalents remained strong at RMB3.8 billion, highlighting our financial flexibility and positioning us to capitalize on strategic opportunities. Meanwhile, we are pleased to announce a cash dividend distribution for the second half of 2024, amounting to US$0.22 per American depositary share (the“ADS”), an approximately 20% payout ratio, up from 14% for the first half of 2024."

Fourth Quarter 2024 Financial Results

Total net revenue in the fourth quarter of 2024 was RMB1,452.2 million (US$199.0 million), representing an increase of 14.0% from RMB1,274.3 million in the fourth quarter of 2023. Particularly, in the fourth quarter of 2024, revenue from financial services business was RMB1,047.8 million (US$143.5 million), representing an increase of 34.1% from RMB781.3 million in the same period of 2023. The increase was attributed to the persistent and growing demand for our small revolving loan products. Revenue from insurance brokerage business was RMB106.4 million (US$14.6 million), representing an increase of 8.4% from RMB98.2 million in the fourth quarter of 2023. The increase was driven by a higher-than-expected premium renewal rate. Revenue from consumption and lifestyle business and others was RMB298.0 million (US$40.8 million), representing a decrease of 24.5% from RMB394.8 million in the fourth quarter of 2023. The decrease was mainly due to the already high penetration of our products and services within the existing customer pool, along with our strategic scale-back of product offerings as we upgrade our customer segment. The Company is conducting a strategic review of this segment to better understand its potential and identify the best ways to serve our customers. Based on the findings, we will adjust our approach and offerings to ensure we effectively meet their needs.

Sales and marketing expenses in the fourth quarter of 2024 were RMB298.5 million (US$40.9 million), compared to RMB205.7 million in the same period of 2023. The increase was primarily driven by the swift growth of our financial services segment and enhanced marketing endeavors aimed at attracting new, high-caliber customers while optimizing our customer composition.

Origination, servicing and other operating costs in the fourth quarter of 2024 were RMB197.2 million (US$27.0 million), which remained relatively stable compared to RMB184.7 million in the same period of 2023.

Research and development expenses in the fourth quarter of 2024 were RMB164.7 million (US$22.6 million), compared to RMB47.6 million in the same period of 2023. The increase was mainly attributed to our ongoing investment in AI upgrades and technological innovations.

General and administrative expenses in the fourth quarter of 2024 were RMB42.2 million (US$5.8 million), compared to RMB50.5 million in the same period of 2023. The decrease was primarily due to ongoing investments in technology and AI, which have transformed the company's personnel composition and improved operational efficiency.

Allowance for contract assets, receivables and others in the fourth quarter of 2024 was RMB203.1 million (US$27.8 million), compared to RMB100.2 million in the same period of 2023. The increase was mainly due to a higher allowance for accounts receivable and financing receivables, reflecting our prudent approach to the heightened uncertainties in future market conditions.

Provision for contingent liabilities in the fourth quarter of 2024 was RMB250.7 million (US$34.3 million), compared to a reversal of RMB1.5 million in the same period of 2023. The increase was mainly attributed to a growing volume of loans facilitated under our risk-taking model[1].

Income tax expense in the fourth quarter of 2024 was RMB10.7 million (US$1.5 million).

Net income in the fourth quarter of 2024 was RMB331.4 million (US$45.4 million), as compared to RMB571.3 million in the same period in 2023. The decrease was primarily due to the growing loan volume facilitated by our risk-taking model, which required substantial upfront provisions under current accounting principles, as well as increased investment in acquiring new, higher-quality borrowers and developing AI innovation and capabilities.

Adjusted EBITDA[2] (non-GAAP) in the fourth quarter of 2024 was RMB313.9 million (US$43.0 million), compared to RMB684.8 million in the same period of 2023.

1 The risk-taking model refers to the framework in which the company assumes the credit risk for the loans facilitated on our platform.

2 "Adjusted EBITDA" is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of "Operating Highlights and Reconciliations of GAAP to Non-GAAP Measures" and the table captioned "Reconciliations of Adjusted EBITDA" set forth at the end of this press release.

Basic and diluted income per ADS in the fourth quarter of 2024 were RMB3.8 (US$0.5) and RMB3.8 (US$0.5) respectively, compared to a basic income per ADS of RMB6.5 and a diluted income per ADS of RMB6.5 in the same period of 2023.

Net cash generated from operating activities in the fourth quarter of 2024 was RMB373.0 million (US$51.1 million), compared to RMB417.2 million in the same period of 2023.

Net cash used in investing activities in the fourth quarter of 2024 was RMB32.9 million (US$4.5 million), compared to RMB260.3 million in the same period of 2023.

Net cash used in financing activities in the fourth quarter of 2024 was RMB114.3 million (US$15.7 million), compared to RMB332.3 million provided by financing activities in the same period of 2023.

As of December 31, 2024, cash and cash equivalents were RMB3,841.3 million (US$526.3 million), compared to RMB3,705.9 million as of September 30, 2024. As of December 31, 2024, the balance of held-to-maturity investments was RMB6.6 million (US$0.9 million), compared to RMB5.1 million as of September 30, 2024. As of December 31, 2024, the balance of available-for-sale investments was RMB353.2 million (US$48.4 million), compared to RMB321.6 million as of September 30, 2024. As of December 31, 2024, the balance of trading securities was RMB77.4 million (US$10.6 million), compared to RMB63.3 million as of September 30, 2024.

Delinquency rates[3]. As of December 31, 2024, the delinquency rates for loans that are past due for 1-30 days, 31-60 days and 61-90 days were 1.6%, 1.2% and 1.1%, respectively, compared to 1.8%, 1.2% and 1.2%, respectively, as of September 30, 2024.

Fiscal Year 2024 Financial Results

Total net revenue in 2024 was RMB5,805.9 million (US$795.4 million), compared to RMB4,895.6 million in 2023. Specifically, revenue from financial services business in 2024 was RMB3,473.1 million (US$475.8 million), compared to RMB2,515.1 million in 2023. The increase was driven by the growing demand for our small revolving loan products. Revenue from insurance brokerage business in 2024 was RMB408.4 million (US$55.9 million), compared to RMB963.8 million in 2023. The decrease was due to the ongoing impacts from regulatory changes. Revenue from consumption and lifestyle business and others was RMB1,924.4 million (US$263.6 million), compared to RMB1,416.7 million in 2023. The overall increase was mainly due to the continuous growth of this segment in the first half of the year, followed by a strategic scale-back in the second half.

Sales and marketing expenses in 2024 were RMB1,196.4 million (US$163.9 million), compared to RMB656.6 million in 2023. The increase was primarily due to our efforts to attract new, higher-quality borrowers and the growth of our financial services business volume.

Origination, servicing and other operating costs in 2024 were RMB883.0 million (US$121.0 million), compared to RMB976.2 million in 2023. The decrease was due to the AI-driven improvement of operational efficiency as well as the decline of our insurance product sales.

Research and development expenses in 2024 were RMB411.9 million (US$56.4 million), compared to RMB148.8 million in 2023. The significant increase was driven by our ongoing investment in AI development and the expansion of our technical team.

General and administrative expenses in 2024 were RMB274.7 million (US$37.6 million), which remained relatively stable compared to RMB231.1 million in 2023.

Allowance for contract assets, receivables and others in 2024 was RMB523.6 million (US$71.7 million), compared to RMB261.2 million in 2023. The increase was mainly due to a higher allowance for accounts receivable and financing receivables, reflecting our prudent approach to the heightened uncertainties in future market conditions.

3 "Delinquency rates" refers to the outstanding principal balance of loans that were 1-30 days, 31-60 days and 61-90 days past due as a percentage of the total performing outstanding principal balance of loans as of a specific date. Loans originating outside mainland China are not included in the calculation. We define a performing loan as one that is being repaid according to the agreed terms and has not become delinquent for more than 90 days.

Provision for contingent liabilities in 2024 was RMB869.3 million (US$119.1 million), compared to RMB27.0 million in 2023. The increase was mainly attributed to the growing loan volume facilitated under our risk-taking model where upfront provision is required under current accounting principles.

Income tax expense in 2024 was RMB279.2 million (US$38.2 million).

Net income in 2024 was RMB1,582.3 million (US$216.8 million), compared to RMB2,080.2 million in 2023.

Adjusted EBITDA (non-GAAP) in 2024 was RMB1,781.8 million (US$244.1 million), compared to RMB2,578.5 million in 2023.

Basic and diluted income per ADS in 2024 were RMB18.3 (US$2.5) and RMB18.1 (US$2.5) respectively, compared to a basic per ADS of RMB23.5 and a diluted per ADS of RMB23.3 in 2023.

Net cash generated from operating activities in 2024 was RMB1,424.1 million (US$195.1 million), compared to RMB2,171.0 million in 2023.

Dividend Policy

Under the Company’s semi-annual dividend policy, the Company will distribute a cash dividend for the second half of 2024, amounting to US$0.22 per American depositary share (the “ADS”), each representing two ordinary shares of the Company, par value US$0.0001 per share. The dividend is expected to be paid on or about May 15, 2025 to holders of the Company’s ordinary shares and ADSs of record as of the close of business on April 30, 2025, based on Hong Kong time and New York time, respectively.

Business Outlook

Based on the Company's preliminary assessment of business and market conditions, the Company projects the total revenue in the year of 2025 to be between RMB5.5 billion to RMB6.5 billion, with a healthy net profit margin.

This is the Company’s current and preliminary view, which is subject to changes and uncertainties.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See "Operating Highlights and Reconciliation of GAAP to Non-GAAP measures" at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.2993 to US$1.00, the effective noon buying rate on December 31, 2024, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yiren Digital's management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on March 20, 2025 (or 8:00 p.m. Beijing/Hong Kong Time on March 20, 2025).

Participants who wish to join the call should register online in advance of the conference at: https://dpregister.com/sreg/10197602/feaaa46216

Once registration is completed, participants will receive the dial-in details for the conference call.

Additionally, a live and archived webcast of the conference call will be available at: https://event.choruscall.com/mediaframe/webcast.html?webcastid=NaB0pL6P

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital's control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital's ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital's ability to meet the standards necessary to maintain the listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. is an advanced, AI-powered platform providing a comprehensive suite of financial and lifestyle services in China. Our mission is to elevate customers' financial well-being and enhance their quality of life by delivering digital financial services, tailor-made insurance solutions, and premium lifestyle services. We support clients at various growth stages, addressing financing needs arising from consumption and production activities, while aiming to augment the overall well-being and security of individuals, families, and businesses.

For investor and media inquiries, please contact:

Yiren Digital

Investor Relations

Email: ir@Yirendai.com

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	722,451	600,899	748,663	102,566	2,240,852	2,721,389	372,829
Post-origination services	4,630	1,421	1,474	202	17,203	5,957	816
Insurance brokerage services	98,158	85,530	106,387	14,575	963,822	408,369	55,946
Financing services	8,564	31,448	31,551	4,323	55,974	93,239	12,774
Electronic commerce services	385,886	546,366	292,678	40,097	1,267,104	1,865,621	255,589
Guarantee services	8,590	136,746	206,766	28,327	50,865	429,299	58,814
Others	46,031	76,678	64,674	8,860	299,813	282,027	38,637
Total net revenue	1,274,310	1,479,088	1,452,193	198,950	4,895,633	5,805,901	795,405
Operating costs and expenses:
Sales and marketing	205,730	335,647	298,458	40,889	656,603	1,196,429	163,910
Origination,servicing and other operating costs	184,700	205,913	197,232	27,021	976,172	882,957	120,965
Research and development	47,586	150,840	164,703	22,564	148,754	411,876	56,427
General and administrative	50,512	80,097	42,232	5,786	231,135	274,673	37,629
Allowance for contract assets, receivables and others	100,229	94,913	203,090	27,823	261,152	523,622	71,736
Provision for contingent liabilities	(1,543)	272,406	250,691	34,344	27,035	869,280	119,091
Total operating costs and expenses	587,214	1,139,816	1,156,406	158,427	2,300,851	4,158,837	569,758
Other income/(expenses):
Interest income, net	29,880	21,877	31,219	4,277	80,749	105,477	14,450
Fair value adjustments related to Consolidated ABFE	(13,394)	36,423	16,935	2,320	(50,171)	107,532	14,732
Others, net	8,504	2,535	(1,353)	(186)	20,000	1,848	253
Total other income	24,990	60,835	46,801	6,411	50,578	214,857	29,435
Income before provision for income taxes	712,086	400,107	342,588	46,934	2,645,360	1,861,921	255,082
Share of results of equity investees	-	-	(440)	(60)	-	(440)	(60)
Income tax expense	140,818	44,665	10,702	1,466	565,163	279,182	38,248
Net income	571,268	355,442	331,446	45,408	2,080,197	1,582,299	216,774

Weighted average number of ordinary shares outstanding, basic	175,445,539	175,018,644	172,723,644	172,723,644	176,749,706	173,256,348	173,256,348
Basic income per share	3.2561	2.0309	1.9189	0.2629	11.7692	9.1327	1.2512
Basic income per ADS	6.5122	4.0618	3.8378	0.5258	23.5384	18.2654	2.5024

Weighted average number of ordinary shares outstanding, diluted	177,106,305	176,035,324	173,727,886	173,727,886	178,688,319	174,711,569	174,711,569
Diluted income per share	3.2256	2.0192	1.9078	0.2614	11.6415	9.0566	1.2408
Diluted income per ADS	6.4512	4.0384	3.8156	0.5228	23.2830	18.1132	2.4816

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from operating activities	417,232	50,393	373,038	51,106	2,171,013	1,424,082	195,098
Net cash (used in)/provided by investing activities	(260,331)	(1,859,587)	(32,948)	(4,514)	100,045	(3,113,115)	(426,495)
Net cash provided by/(used in) financing activities	332,309	(22,227)	(114,341)	(15,665)	(569,278)	(277,226)	(37,980)
Effect of foreign exchange rate changes	(6,414)	(6,252)	15,020	2,058	(3,871)	9,212	1,263
Net increase/(decrease) in cash, cash equivalents and restricted cash	482,796	(1,837,673)	240,769	32,985	1,697,909	(1,957,047)	(268,114)
Cash, cash equivalents and restricted cash, beginning of period	5,575,808	5,698,461	3,860,788	528,926	4,360,695	6,058,604	830,025
Cash, cash equivalents and restricted cash, end of period	6,058,604	3,860,788	4,101,557	561,911	6,058,604	4,101,557	561,911

Unaudited Condensed Consolidated Balance Sheets

 (in thousands)

	As of
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	USD
Cash and cash equivalents	5,791,333	3,705,866	3,841,284	526,254
Restricted cash	267,271	154,922	260,273	35,657
Trading securities	76,053	63,276	77,426	10,607
Accounts receivable	499,027	668,757	566,541	77,616
Guarantee receivable	2,890	391,547	474,132	64,956
Contract assets, net	978,051	916,543	1,008,920	138,221
Contract cost	32	279	294	40
Prepaid expenses and other assets	423,621	2,291,397	2,361,585	323,536
Loans at fair value	677,835	414,803	421,922	57,803
Financing receivables	116,164	28,672	17,515	2,400
Amounts due from related parties	820,181	3,338,868	3,387,952	464,148
Held-to-maturity investments	10,420	5,087	6,587	902
Available-for-sale investments	438,084	321,550	353,190	48,387
Equity investments	-	7,105	9,239	1,266
Property, equipment and software, net	79,158	80,224	78,678	10,779
Deferred tax assets	73,414	54,595	77,463	10,612
Right-of-use assets	23,382	14,454	39,695	5,438
Total assets	10,276,916	12,457,945	12,982,696	1,778,622
Accounts payable	30,902	42,712	43,167	5,912
Amounts due to related parties	14,414	96,498	129,629	17,759
Guarantee liabilities-stand ready	8,802	449,759	606,886	83,143
Guarantee liabilities-contingent	28,351	512,004	578,797	79,295
Deferred revenue	54,044	18,348	9,479	1,299
Payable to investors at fair value	445,762	350,000	368,022	50,419
Accrued expenses and other liabilities	1,463,369	1,672,111	1,622,050	222,220
Deferred tax liabilities	122,075	16,434	41,471	5,682
Lease liabilities	23,648	15,226	40,765	5,585
Total liabilities	2,191,367	3,173,092	3,440,266	471,314
Ordinary shares	130	132	132	18
Additional paid-in capital	5,171,232	5,198,271	5,198,457	712,186
Treasury stock	(94,851)	(160,534)	(170,463)	(23,353)
Accumulated other comprehensive income	23,669	21,226	79,268	10,860
Retained earnings	2,985,369	4,225,758	4,435,036	607,597
Total equity	8,085,549	9,284,853	9,542,430	1,307,308
Total liabilities and equity	10,276,916	12,457,945	12,982,696	1,778,622

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of insurance clients, cumulative number of insurance clients and percentages)

	For the Three Months Ended				For the Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights
Amount of loans facilitated	11,645,528	13,392,676	15,352,533	2,103,288	36,036,301	53,591,593	7,342,018
Number of borrowers	1,371,501	1,498,020	1,560,789	1,560,789	2,891,901	4,187,502	4,187,502
Remaining principal of performing loans	18,251,550	22,768,555	24,755,199	3,391,448	18,251,550	24,755,199	3,391,448
Cumulative number of insurance clients	1,283,102	1,470,738	1,532,119	1,532,119	1,283,102	1,532,119	1,532,119
Number of insurance clients	102,556	82,291	83,786	83,786	358,278	296,842	296,842
Gross written premiums	1,208,717	1,351,311	1,100,262	150,735	4,893,042	4,424,889	606,207
First year premium	536,252	511,377	475,285	65,114	3,180,334	2,078,190	284,711
Renewal premium	672,465	839,934	624,977	85,621	1,712,708	2,346,699	321,496

Segment Information
Financial services business:
Revenue	781,306	836,193	1,047,768	143,544	2,515,119	3,473,109	475,814
Sales and marketing expenses	186,304	307,459	290,253	39,765	498,055	1,102,737	151,074
Origination, servicing and other operating costs	77,598	119,706	123,585	16,931	223,468	442,312	60,597
Allowance for contract assets, receivables and others	99,496	93,248	200,755	27,503	262,607	519,895	71,225
Provision for contingent liabilities	(1,543)	272,406	250,691	34,344	27,035	869,280	119,091

Insurance brokerage business:
Revenue	98,158	85,530	106,387	14,575	963,822	408,369	55,946
Sales and marketing expenses	3,578	3,545	2,333	320	12,887	13,706	1,878
Origination, servicing and other operating costs	98,019	78,466	69,518	9,524	697,669	407,225	55,790
Allowance for contract assets, receivables and others	(35)	(414)	241	33	(390)	(663)	(91)

Consumption & lifestyle business and others:
Revenue	394,846	557,365	298,038	40,831	1,416,692	1,924,423	263,645
Sales and marketing expenses	15,848	24,643	5,872	804	145,661	79,986	10,958
Origination, servicing and other operating costs	9,083	7,741	4,129	566	55,035	33,420	4,578
Allowance for contract assets, receivables and others	774	1,666	(756)	(104)	(771)	908	124

Reconciliation of Adjusted EBITDA
Net income	571,268	355,442	331,446	45,408	2,080,197	1,582,299	216,774
Interest income, net	(29,880)	(21,877)	(31,219)	(4,277)	(80,749)	(105,477)	(14,450)
Income tax expense	140,818	44,665	10,702	1,466	565,163	279,182	38,248
Depreciation and amortization	1,806	2,401	2,574	353	7,116	8,893	1,218
Share-based compensation	828	13,235	350	48	6,751	16,928	2,319
Adjusted EBITDA	684,840	393,866	313,853	42,998	2,578,478	1,781,825	244,109
Adjusted EBITDA margin	53.7%	26.6%	21.6%	21.6%	52.7%	30.7%	30.7%

Delinquency Rates

	1-30 days	31-60 days	61-90 days
December 31, 2019	2.1%	1.2%	0.9%
December 31, 2020	1.3%	0.7%	0.6%
December 31, 2021	2.0%	1.5%	1.2%
December 31, 2022	1.7%	1.2%	1.1%
December 31, 2023	2.0%	1.4%	1.2%
March 31, 2024	2.1%	1.6%	1.4%
June 30, 2024	1.9%	1.4%	1.5%
September 30, 2024	1.8%	1.2%	1.2%
December 31, 2024	1.6%	1.2%	1.1%

30+ Days Delinquency Rates By Vintage*

Loan Issued Period	Month on Book
	2	4	6	8	10	12	14	16	18	20	22	24
2019Q1	0.0%	0.5%	1.6%	2.3%	3.3%	4.4%	5.9%	6.1%	6.4%	6.9%	6.9%	6.9%
2019Q2	0.3%	1.4%	2.8%	5.0%	7.8%	8.9%	9.5%	10.0%	10.3%	10.7%	10.9%	11.2%
2019Q3	0.3%	2.0%	5.1%	7.6%	9.1%	10.4%	11.3%	12.4%	13.3%	14.1%	14.7%	15.2%
2019Q4	0.7%	3.0%	4.4%	5.7%	6.6%	7.3%	8.1%	8.5%	9.0%	9.4%	9.7%	10.3%
2020Q1	0.8%	2.0%	3.4%	4.5%	5.4%	5.9%	6.5%	6.8%	7.1%	7.5%	8.1%	8.5%
2020Q2	0.6%	2.0%	3.3%	4.5%	5.3%	6.0%	6.4%	6.9%	7.4%	8.0%	8.6%	8.8%
2020Q3	1.3%	2.8%	4.3%	5.4%	6.3%	6.9%	7.5%	8.2%	8.9%	9.3%	9.5%	9.5%
2020Q4	0.3%	1.4%	2.4%	3.4%	4.3%	5.4%	6.4%	7.3%	7.7%	8.0%	8.2%	8.3%
2021Q1	0.5%	1.8%	3.0%	4.2%	5.3%	6.3%	7.1%	7.3%	7.5%	7.7%	7.8%	7.9%
2021Q2	0.5%	2.1%	3.8%	5.5%	6.8%	7.5%	7.7%	7.9%	8.1%	8.3%	8.2%	8.2%
2021Q3	0.6%	2.5%	4.2%	5.4%	6.1%	6.5%	6.7%	6.9%	6.9%	6.9%	6.9%	6.8%
2021Q4	0.8%	2.7%	4.1%	4.9%	5.4%	5.8%	5.8%	5.8%	5.7%	5.6%	5.6%	5.5%
2022Q1	0.7%	2.1%	3.2%	4.0%	4.6%	4.8%	4.7%	4.6%	4.6%	4.5%	4.5%	4.4%
2022Q2	0.5%	1.8%	2.9%	3.8%	4.3%	4.5%	4.4%	4.3%	4.3%	4.2%	4.2%	4.1%
2022Q3	0.6%	2.2%	3.5%	4.3%	4.8%	5.0%	5.0%	4.9%	4.9%	4.8%	4.7%	4.7%
2022Q4	0.7%	2.5%	3.9%	4.9%	5.6%	5.9%	5.8%	5.8%	5.7%	5.6%	5.5%	5.4%
2023Q1	0.6%	2.4%	4.0%	5.2%	5.9%	6.2%	6.1%	6.0%	5.9%	5.8%	5.5%
2023Q2	0.7%	3.0%	4.9%	6.3%	7.0%	7.3%	7.2%	7.0%	6.9%	6.5%
2023Q3	0.9%	3.7%	5.8%	7.1%	7.9%	8.1%	8.0%	7.9%
2023Q4	0.8%	3.6%	5.8%	7.0%	7.6%	7.8%	7.7%
2024Q1	0.7%	3.2%	5.0%	6.1%	6.9%
2024Q2	0.6%	2.5%	4.2%	5.5%
2024Q3	0.6%	2.3%
2024Q4	0.6%

*The 30+ days delinquency rate by vintage refers to the outstanding principal balance of loans facilitated over a specified period that are more than 30 days past due, as a percentage of the total loans facilitated during that same period. Loans originating outside mainland China are excluded from the calculation.